PART II

OFFERING MEMORANDUM DATED DECEMBER 17, 2024



PBGM RFR Productions LLC
1628 S. La Brea Ave., Los Angeles, CA 90019

www.roomforrent.creatorcut-projects.com

Up to $1,000,000 worth of RSUs

Minimum Investment Amount: $50.00

PBGM RFR Productions LLC, a Delaware limited liability company ("the company," "we," or "us") is offering up to $1,000,000 worth of RSUs, which provide rights to receive a portion of net revenues generated by company's project, known as "Room For Rent". The minimum target amount under this Regulation CF offering is $45,000 (the "Target Amount"). The company must reach its Target Amount of $45,000 by April 30, 2025, the end date of the offering. Unless the company raises at least the Target Amount of $45,000 under the Regulation CF offering by April 30, 2025, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on

the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

SUMMARY OF OFFERING TERMS

Offering Target (Minimum): $45,000 (45,000 RSUs)

Offering Maximum: $1,000,000 (1,000,000 RSUs)

Type of Security Offered: Revenue Share Units, or RSUs

Purchase Price of Security Offered: $1.00

Oversubscriptions accepted?: Yes, up to Offering Maximum

Oversubscription allocation: First come, first served, with rolling closings

Minimum Investment Amount (per Investor): $50 (50 RSUs)

Deadline to reach Target Offering: April 30, 2025

Investor Perks

Investors in this offering will be eligible to receive certain perks based on the amount of their investment. The various perks, and investments amounts required to receive those perks, are summarized below.

Tier 1: Renter

$250+
- **Shout Out**: Recognition on Room For Rent's official social media pages.
- **Special Access**: Early access to exclusive behind-the-scenes photos and videos.

Tier 2: Squatter

$1,000+
- **All rewards from Renter.**
- **"Room For Rent" T -Shirt**: A limited-edition t-shirt featuring artwork from the show.(est. cash value $15.00)
- **Virtual Q&A**: Invitation to an exclusive, live, virtual Q&A session with the show's stars Preston Garcia, Mitsy Sanderson, and Lonnie Marts.
- **Exclusive Digital Thank You**: A personalized digital thank-you note from the creators and cast of the show.
- **Private Screening**: Early access to the premiere episode of the show to host a private virtual screening of the episode for you and your friends.

Tier 3: Roommate

$5,000+
- **All rewards from Squatter.**
- **Set Visit**: A virtual visit to the set during production.
- **Associate Producer Credit**: Your name listed in the end credits for each episode as an Associate Producer.
- **Signed Script**: A physical copy of a script from the show signed by Preston Garcia, Mitsy Sanderson, and Lonnie Marts.
- **Personalized Video Message**: A personalized video message from Preston Garcia, Mitsy Sanderson, or Lonnie Marts.
- **Exclusive Community**: Invitation to Room For Rent's exclusive Discord channel.

Tier 4: Homeowner

$20,000+

- **All rewards from Roommate.**
- **Executive Producer Credit**: Your name listed in the credits as an Executive Producer.
- **Meal With A Creator**: Have a meal (virtual or in-person) with one of the stars of the show (travel and accommodation not included).(est. cash value $50.00)
- **Walk-On Role**: A non-speaking cameo role in an episode (travel and accommodation not included).
- **Prop From The Show**: A small prop used in the production of the show. (est. cash value $15.00)
- **Director's Chair**: A personalized Room For Rent director's chair with your name on it.(est. cash value $150.00)
- **Invitation to Premiere Event**: Invite for you and one guest to an exclusive Room For Rent premiere screening and party with cast and crew (travel and accommodation not included)

THE COMPANY AND ITS BUSINESS

Overview

PBGM RFR Productions LLC is a limited liability company organized on July 9, 2024, under the laws of Delaware. The company is dedicated to developing, producing, distributing, and otherwise monetizing the intellectual property of the situation comedy series currently titled "Room For Rent", created by prominent social media creator Preston Garcia. The company is particularly focused on distributing the series through television streaming platforms. The company has entered into an agreement with the free, ad-supported streaming platform Plex, pursuant to which it has licensed global rights for an initial window of the series, subject to the company's completion and delivery of the series to Plex, which will brand the series as a proprietary original series.   In addition to the aforementioned license, Plex has also purchased revenue share units in the series on substantially the same terms and conditions as the revenue share units offered to investors pursuant to this offering as described herein, and a portion of Plex's revenue share units are contingent upon the company successfully raising a prescribed minimum amount of additional financing for production of the series. The company will also seek all other forms of monetization that may be typical for entertainment projects of this type, including sponsorship fees from brands to sponsor the series through brand association, product placement, and other customary sponsorship techniques, multi-window distribution of the series for license fees or sharing arrangements on advertising revenues sold against viewership of the series, both within and outside of the United States, sales of merchandise and production of live events related to the series, licensing of rights in the intellectual property for derivative works or additional seasons, and any other means of exploiting the intellectual property of the series.

"Room for Rent" Synopsis

Cooper (Preston Garcia) and Lauryn (Mitsy Sanderson) are floundering twenty-something siblings, poster children of the frustrated malaise of their generation. So when they inherit their grandmother's house, they're sure they've hit the jackpot. Unfortunately, their inheritance comes burdened with huge costs that put them at risk of losing the house before they've even settled in. In need of fast cash, they create an illegal scheme to rent their spare room to a rotating cast of short-term tenants, each of whom seem to get them into increasingly hotter water. Along with their childhood best friend, Jay (Lonnie Marts), Cooper and Lauryn navigate becoming landlords, trying not to kill each other, and getting their shit together long enough to achieve the dream lives that Grandma believed they deserved all along. ROOM FOR RENT is an anthology-style series, each episode driven by different renters who cycle through the house each week, creating more drama for Cooper and Lauryn's already chaotic life.

Agreement with Plex

On July 25, 2024, the company entered into a Binding Term Sheet with Plex GmbH a Swiss limited liability company, with its principal place of business at Hansmatt 32, 6370 Stans, Nidwalden, Switzerland ("Plex"). Plex owns and operates a free, ad-supported streaming platform for movies and shows, known as Plex. Pursuant to the term sheet, the company agreed to grant to Plex global video-on-demand and free ad-supported streaming rights for the "Room for Rent " series on Plex's owned-and-operated platform, and to include the series as part of a syndicated Plex-branded Room-for-Rent channel to third-party platforms (for the first season of the "Room For Rent" series). Plex's rights granted under the term sheet will expire following a specified date after the premiere of the series on Plex's platform(such premiere date being referred to as the "Series Premiere Date"), which Series Premiere Date shall, , in any event, be no later than the later of (i) July 1, 2025 and (ii) 30 days following delivery of the series episodes to Plex, which must be delivered no later than May 31, 2025. Plex will be the exclusive distributor of the series during this license period.

As consideration for the rights granted to Plex, Plex agreed to pay our company a license fee per episode, with an accepted aggregate cap for the first season of the series, payable, for each episode, net 60 following delivery and acceptance of all the episodes (of which there are currently anticipated to be 8).

Additionally, Plex agreed to purchase an aggregate of $500,000 worth of RSUs from the company - $250,000 within 5 days of the execution of the term sheet, and $250,000 upon the company raising a minimum of $1,000,000 in additional financing - in an exempt offering under Regulation D of the Securities Act. Plex's RSUs will entitle Plex to receive their pro rata share (accounting for investor RSUs issued to other investors) of 100% of the company's profit distributions until Plex has received distributions equal to 120% of its Investment in the RSUs, after which Plex will be entitled to receive their pro rata share of 37.5% of all further profit distributions.

As of the date of this Offering Memorandum, the company has received the initial $250,000 investment from Plex.

CreatorCut

The company has entered into a Creator Equity Crowdfunding Services Agreement with CreatorCut LLC ("CreatorCut"), pursuant to which the company engaged CreatorCut to provide consulting services related to this offering. Such services include, but are not limited to assistance in facilitating and coordinating legal, accounting, marketing, and other professional, administrative, and logistical services in pursuit of this offering. For these services, the company agreed to pay CreatorCut $121,547.00 upon the closing of the offering. Additionally, as consideration for CreatorCut's services, the company entered into a Revenue Share Agreement with CreatorCut, pursuant to which CreatorCut is entitled, *after* the investors in this offering and any other investors who may invest in the offering on terms similar to the investors in this offering have received 120% return on their investment, 20% of the company's net revenues going forward.

The company has also entered into a Sales and Services Agreement with CreatorCut Services LLC ("CCS"), under which CCS will provide consulting services related to the development, negotiation, and potential sale or licensing of the "Room for Rent" series. These services include content development and negotiating distribution rights across various media platforms. In exchange for these services, the company has agreed to grant CCS fees and certain credits in connection with the project. Additionally, CCS will be entitled to certain rights under any future agreements related to the distribution and monetization of the project.

Employees

The company has no full-time or part-time employees. The company has hired a line producer, showrunner, and five writers on a contract-basis, and intends to hire individuals for talent and production crews on a contract basis as needed.

Regulation

The company will not be required to secure permits for the production of the "Room For Rent" series.

Intellectual Property

The company owns the intellectual property rights for the" Room For Rent" series.

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The company does not lease any property. The company is currently without a headquarters while management works remotely.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

Our company is brand new and has no operating history.

The company was formed as an LLC in July 2024 in the state of Delaware. We have no established business operations and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones will be a success. The company has not generated any revenue since inception. There is no assurance that the company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

The reviewing CPA of our financial statements has issued included a "going concern" note in the reviewed financials.

We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

If the company cannot raise sufficient funds, it will not succeed.

The company is offering RSUs in the amount of up to $1,000,000 in this offering, with a Target Offering Amount of $45,000. While the company anticipates that it would be able to complete production of the "Room for Rent" series if it raises the maximum amount in this offering, the company's ideal plans for production would require a total of approximately $1.93 million. As such, if the company is unable to raise additional proceeds outside of this offering, it could have an adverse effect on the quality of the "Room for Rent" series. Additionally, there is no guarantee the company will be able to raise the maximum amount of proceeds in this offering, or from other offerings and/or funding sources. If it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not be able to complete the series, which would significantly impede the company's ability to continue its operations, and could result in the loss of your entire investment.

Success in the entertainment industry is highly unpredictable and there is no guarantee our content will be successful in the market.

Our success will depend on the popularity of our entertainment project. Viewer tastes, trends and preferences frequently change and are notoriously difficult to predict. If we fail to anticipate future viewer preferences in the entertainment business, our business and financial performance will likely suffer. The entertainment industry is fiercely competitive. We may not be able to develop the project so that it will become profitable. We may invest in the project and end up losing money without a viable project being developed.

Entertainment projects can be risky, and often budgets run over.

The entertainment industry is generally affected by the same risk factors of other industries but due to its nature, the development, production, distribution, and marketing of content can require large capital investments. Developing and monetizing an entertainment project, such as a television series, usually require significant capital investment to fund expenditures on activities such as developing the series, hiring talent and staff, and producing a pilot. There are often budget over-runs. Even with adequate funding, the project may fail to gain traction with viewers.

You may not like our project.

Final decisions on this project are made by the company's management and creative teams. We may choose subject matters that you don't like, don't believe in, or even ones you object to.

Even if a project is successful, it is likely to take a long time for us to realize profits.

Even if we are involved in a financially successful project, the process of making money and realizing profit in the entertainment business is slow. The time span from the moment a project starts to its completion, release and revenue recognition is substantial and is often measured in years.

Our business relies heavily on third parties for production and monetization of entertainment content.

Our success in developing, producing, and monetizing content relies heavily on third-party creators and producers such as writers, talent, production and distribution companies. These companies may give more time and attention to other entertainment companies or other projects that are better funded or better known or which have a longer operational history than us. There is no assurance that we will be able to find partners to jointly develop the project or help support the project financially and even if we do, there is no guarantee that our partners will put forth all of the resources required to help make our project successful.

Public perception is important in the entertainment industry.

In order to continue grow our business, we must maintain credibility and confidence in our long-term financial viability and business prospects among creators and producers, our investors, and other parties. Reputational harm may damage our ability to do any or all of these things. Any derogatory information whether founded or unfounded, against our business, any of our producers, directors, employees, or talent may harm our business.

Public perception is important in crowdfunding, potentially making the company susceptible to negative postings, and false allegations about the company and its project.

As a company raising money from the crowd, the company's funding is highly dependent upon investors who get information from a wide variety of sources that rely on user-generated content (e.g., social media, Reddit, message boards, blogs, etc.). These sources often have little to no standards for posting, and many of them allow people to post without even requiring a real name. As a result, these mediums can be susceptible to misinformation, disinformation, and campaigns where individuals using bots and/or fake accounts can create the illusion of "social proof." To the extent the company becomes the target of a negative PR campaign from one or more individuals, including those using multiple fake accounts and/or spreading false information about the company, the negative publicity may have an adverse impact on the company, its fundraising, its project, and has the potential to distract management's attention from the company's business.

We could be adversely affected by labor disputes, strikes or other union job actions.

We are directly or indirectly dependent upon highly specialized union members who are essential to the production of entertainment content, including writers, directors, actors and other talent as well as trade employees and others who are subject to collective bargaining agreements. In general, a labor dispute, work stoppage, work slowdown, strike by, or a lockout of, one or more of the unions that provide personnel essential to the production of motion pictures or television content, including the ongoing strike by the Screen Actors Guild, could dramatically delay or even derail development, production and release of the project, with potentially severe financial consequences. Labor disputes may restrict our access to content, result in work stoppages, and may result in increased costs and decreased revenue, which could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business.

The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the RSUs and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the RSUs generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

The company depends on key personnel and faces challenges recruiting needed personnel.

The company's future success depends on the efforts of a small number of key personnel. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

If the company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products will be adversely impacted.

The company's success largely depends on its ability to protect and maintain the proprietary nature of its project. The company must safeguard its intellectual property and pursue new protections as needed. Some aspects of the company's proprietary content may not be fully protected by existing intellectual property laws, and there is no assurance that others will not create similar or superior content to compete with the company. The company cannot guarantee that it will develop proprietary elements that provide a competitive advantage, or that such intellectual property will not be challenged by third parties. Protecting intellectual property can be time-consuming, with no certainty of success, as protections may not be granted or may not be strong enough to secure the intellectual property they were meant to protect. The company cannot assure you that its methods for protecting its proprietary rights will suffice or that others will not independently develop competing content or work around its intellectual property rights. Even if protections are granted, they do not guarantee validity or enforceability. Any intellectual property rights the company currently holds or may obtain in the future could be challenged, invalidated, or deemed unenforceable. If necessary, the company will take action to protect its intellectual property, though such actions can be costly and time-consuming.

The company will depend upon strategic relationships to develop and market its project. If these relationships are not successful, the company may not be able to capitalize on the market potential of its project.

The company's success will hinge on developing and maintaining strategic relationships with media and streaming companies to effectively create, market, and distribute its products. The ability to stay competitive in the industry will depend heavily on these collaborations. Without successful partnerships, the company may struggle to capitalize on the market potential of its offering. The short- and long-term viability of the company's project will partially depend on its ability to forge new strategic alliances with key media and streaming platforms. Establishing these relationships can be challenging and time-consuming, as potential partners may decline based on their evaluation of the company's financial, regulatory, or intellectual property standing. If the company fails to secure enough partnerships on favorable terms, it may face difficulties in commercializing its project or generating sufficient revenue to support ongoing project development.

The company may not be able to deliver the series to the Plex in the time required under the Binding Term Sheet, which could result in loss of the contract opportunity with Plex.

Under the Binding Term Sheet with Plex, the company must deliver the completed episodes of the "Room for Rent" series by May 31, 2025. It is possible that the company will not be able to meet this deadline due to lack of capital to complete the project, unforeseen production delays, post-production issues, or other factors beyond the company's control. If the company does not meet this deadline, it could result in the loss of the contract with Plex, which is the only contract the company currently has in place for monetization of the "Room for Rent" series. This could negatively impact the company's ability to generate revenue from the series as planned, lead to increased costs, or reduce the series' marketability due to missed promotional or marketing windows. Moreover, the exclusive distribution terms of the Binding Term Sheet with Plex may prevent the company from pursuing alternative distribution options during this period, further compounding the potential financial and operational risks.

Additionally, if the series is not created and completed by July 31, 2025, the company is obligated to refund any unused and uncommitted Plex-paid pro rata portion of Plex's investment in the company (through the purchase of RSUs), based on amounts invested by other investors. This refund obligation could result in significant financial strain on the company if the series is delayed, and could diminish available capital for future production efforts, potentially affecting the overall viability of the project.

Risks Related to the Securities

PBGM Productions LLC, the sole owner of our company, has control over all company decisions.

PBGM Productions LLC owns 100% of the membership interests of our company. PBGM Productions LLC is owned by Brennan Gordon McNichol and Preston Garcia, who each own 50% of PBGM Productions LLC. As such, together, they hold 100% of the voting power of our company. The Revenue Share Units issued in this offering will not dilute their voting control, as these are not equity securities, and provide no voting rights or other membership rights in the company. Consequently, Brennan Gordon McNichol and Preston Garcia have the ability to control the outcome of all matters related to the company as well as any merger, consolidation, or sale of all or substantially all of the company's assets.

The RSUs do not confer membership or equity ownership interests in the company.

Purchasers of RSUs will not gain equity ownership or membership in the company. RSUs provide a right to a portion of the company's net revenues but do not grant ownership, voting rights, or influence over management. As a result, investors will have no say in company decisions. Interests of the company's owners may not align with those of RSU holders.

Purchasers of our RSUs will only receive revenues to the extent the "Room for Rent" series is profitable.

The RSUs entitle the holder to "Net Revenues" generated by the company, which is expected to come almost entirely from revenues the company generates from the "Room for Rent" project. "Net Revenues" means remaining revenues generated by the Company after the deduction of any and all fees and expenses arising from or related to development production, distribution and other expenses related to launching and supporting the "Room for Rent" project. As such, if Room for Rent is not profitable to the Company, investors in our RSUs are highly unlikely to receive any returns on their investment, and may lose their investment entirely.

The RSUs do not provide equity ownership in the company.

The RSUs are contractual rights to net revenues of the company, and are not equity interests in the company. As such, investors in this offering will not own a part of the company, nor will they be a member of the company. Rather, investors in this offering will own a right to receive revenues generated by the company.

The offering price of our RSUs have been established internally and is difficult to assess.

Our company has set the price of its RSUs at $1.00 per unit. We have not generated any revenues so far, and there is no guarantee that we will generate revenues in the future. Further, if we do generate revenues, there is no guarantee that you will receive revenues equal or greater to the amount you have paid for our RSUs.

No guarantee of return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You can't easily resell the securities.

There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

The company's management has discretion as to use of proceeds.

The net proceeds from this offering are intended to be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the RSU unit hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.

In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

The company is a single-member limited liability company that is wholly-owned by PBGM Productions LLC, who has sole management rights over the company.

The table below shows the principal people at PBGM Productions LLC, who exercise voting and management control over the company through PBGM Productions LLC:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			

Brennan Gordon McNichol	Member of Parent Company, PBGM Productions LLC	July 25, 2024-Present	40
Preston Garcia	Member of Parent Company, PBGM Productions LLC	July 25, 2024-Present	40
Directors:			
N/A			

Brennan McNichol, Member

Brennan McNichol is a seasoned entertainment professional with over 13 years of experience. Brennan was a Producer at Abstraction Media from June 2019 to June 2020, Director of Creative Production at Orange Comet from January 2023 to June 2023. He co-founded Schoolyard in February 2020 and serves as its CEO. Schoolyard is a studio and production company dedicated to bridging the gap between digital creators and the film and television industry. Under his leadership, Schoolyard has produced and developed two TV series and a feature film, highlighting the work of comedy creators. Prior to founding Schoolyard, Brennan produced 35 television episodes and collaborated with notable companies such as Anonymous Content, G4TV, XIX Entertainment, and Phoenix Pictures. He is also a proud member of the Producers Guild of America.

Preston Garcia, Member

Preston Garcia, a 25-year-old actor, began his career as a comedic content creator, amassing over a million followers with his engaging humor. Since 2021, he has appeared as an actor in popular shows like iCarly, Burb Patrol, That Girl Lay Lay, Raven's Home, and the film Ted. As a writer, Preston was a semifinalist in the "Outstanding Screenplays" competition, with writing credits that include the feature film This Is Why You Listen and Ghost Show.


OWNERSHIP AND CAPITAL STRUCTURE


Ownership

The following table shows who owns more than 20% of the company's voting securities as of December 17, 2024:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering

Brennan McNichol through PBGM Productions LLC	Membership Units	50% (1)
Preston Garcia through PBGM Productions LLC	Membership Units	50% (1)

(1) PGM Productions LLC , which owns 100% of our company and manages our company, is owned 50% by Brennan McNichol and 50% by Preston Garcia.

The following table describes our capital structure as of December 17 2024:

Class of Equity	Authorized Limit*	Issued and Outstanding	Committed, Not-issued*	Available*
Membership Units	Unlimited	100%	0%	Unlimited*

* While there is no set number of authorized membership interests in PBGM RFR Productions LLC, its limited liability company agreement states that PBGM Productions LLC owns 100% of the membership interests in the company.

USE OF PROCEEDS

The company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $45,000 Raise	Allocation After Offering Expense for a $1,000,000 Raise
Offering Costs (1)	$45,000	$158,917
Production Costs	0	$800,000
Executive Producer Fee to Brennan McNichol	0	$50,000
Director Fee to Brennan McNichol	0	$50,000
Executive Producer Fee to Preston Garcia	0	$89,495
Actor Fee to Preston Garcia	0	$10,505

(1) Includes a $2,500 set-up fee and 3% commission on offering proceeds payable to Andes Capital, as well as other costs of this offering (including legal and accounting costs). We note that we have assumed a 3% commission (equal to $32,132 at the maximum offering), but Andes Capital is entitled to a 6% commission on investments made by individuals introduced to us by Andes Capital, so the amount paid to Andes Capital may be higher than estimated in the table above. At the Target Amount of $45,000, all proceeds of this offering will be used to pay offering costs incurred in connection with this offering.

The identified uses of proceeds are subject to change at the sole direction of the manager and member of the company based on the business needs of the company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Artesian CPA, LLC. The following discussion should be read in conjunction with our reviewed financial statements and the related notes included in this Offering Statement.

The company is newly formed and has not yet commenced operations. As a result, the financial statements reflect no revenues or expenses to date. The absence of financial activity is expected at this stage as the company is in the early phases of development.

Plan of Operations and Milestones

We are not yet operational. We have established the following milestones in our plan of operations:

- The company has already hired a writing staff for the series and completed scripts for each episode. If we raise the minimum (Target) amount set out in the "Use of Proceeds," we anticipate that the majority of those proceeds would go towards covering the costs of this offering. We would need additional funding to begin the pre-production process, including scouting production locations and hiring talent for the series, and beginning production of the series. We anticipate we would need to an aggregate of at least $1.5 million in proceeds to begin the pre-production activities for the Series ($1 million from investors in this offering, and $500,000 from Plex). We believe we could commence within six weeks of closing on that amount.
- If we raise the maximum offering amount of $1,000,000, then within six weeks, we anticipate hiring production and support staff, to ensure that all key positions are filled to bring the project to life.
- Within two and half months of raising the maximum offering amount, we anticipate starting to move forward with the production of the series, including the filming process.
- Following production of the series, we will begin the post-production process, including, among other things, editing the episodes of the series and, ultimately, delivering the series materials to Plex for distribution. We believe we could complete production of the series within six months of raising the maximum offering amount.
- Leading up to the premiere of the series and in conjunction with Plex, we would proceed with our marketing and publicity initiatives.

   Liquidity and Capital Resources

To date, the company has not made any profits and is still a "development stage company." As of July 10, 2024 the company had no cash on hand – but subsequent to September 5, 2024, the company did receive a $250,000 investment from Plex (as described elsewhere in this Form C Offering Memorandum) in exchange for issuing RSUs. Given the nature of the project, burn rates are most easily described in stages. Currently, we estimate our burn rate for the development stage (Starting 9/1/2024 through approximately 10/15/24) at $229,255, Pre-Production and Production (Starting early January 2025 anticipated until mid-March 2025 at $1,363,135, and total Post-Production and Ongoing Series Overhead (Anticipated mid-March 2025 to early-May 2025, when series is delivered to Plex at $457,421. The company is reliant upon the proceeds from this offering to fund its plan of operations, which is the production of the "Room for Rent" series described elsewhere in this Form C Offering Memorandum. Even if we raise the maximum offering amount of $1,000,000, we ideally want to raise an additional $900,000 to complete the series in the way that we want to – however, we believe we could still complete the project using the proceeds from this offering and our other capital resources (including Plex's commitment to purchase an additional $250,000 RSUs) without raising additional proceeds if we raise the maximum amount in this offering. The funds raised will help support our operations and complete the production of the "Room for Rent" series.

   Indebtedness

The company does not have any indebtedness.

RELATED PARTY TRANSACTIONS

On July 9, 2024, the company entered into a Limited Liability Company Membership Interest Purchase Agreement with its parent company, PGBM Productions LLC, pursuant to which the company issued 100% of its membership interests to PGBM Productions in exchange for all right, title, and interest in and to the intellectual property comprising the media project currently known by its working title "Room For Rent", which constitutes a related party transaction.

On August 21, 2024, the company entered into a freelance writer's employment contract with Brennan McNichol, pursuant to which the company engaged Mr. McNichol as a writer for the "Room for Rent" series, to be compensated $692.00 per week for 4 weeks. The company is deemed the author of any and all work created by Mr. McNichol under this agreement.

On August 21, 2024, the company entered into a freelance writer's employment contract with Preston Garcia, pursuant to which the company engaged Mr. Garcia as a writer for the "Room for Rent" series, to be compensated $692.00 per week for 4 weeks. The company is deemed the author of any and all work created by Mr. Garcia under this agreement.

The company further plans to compensate (a) Mr. McNichol, pursuant to agreements that the company has yet to formalize, an aggregate of $50,000 in fees as a producer ($22,250 of which the company has already paid to Mr. McNichol as of the date hereof) and $50,000 as a director and (b) Mr. Garcia, pursuant to agreements that the company has yet to formalize, an aggregate of $89,495 in fees as a producer ($20,000 of which the company has already paid to Mr. Garcia as of the date hereof) and $10,505 as an actor, in each case for the "Room For Rent" series.

RECENT OFFERINGS OF SECURITIES

On July 9, 2024, the company issued 100% of its membership interests to its parent company, PGBM Productions LLC, in accordance with the terms of the Limited Liability Company Membership Interest Purchase Agreement described above.

Additionally, on or about August 28, 2024, the company sold $250,000 worth of RSUs to Plex in an exempt private placement offering under Regulation D of the Securities Act.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of the RSUs that we are offering to investors. This summary also summarizes certain material terms of PBGM Productions LLC's Operating Agreement. The description contained herein are not complete and are qualified in entirety by reference to the terms of the RSUs (set forth in the Royalty Share Agreement, which is filed as Exhibit C to this Offering Memorandum) and our Operating Agreement.

Revenue Share Units (RSUs)

The company's is offering Revenue Share Units (RSU). For this offering, the company is issuing up to 1,000,000 RSUs at $1.00 per RSU. The RSUs represent a contractual right to receive a share of the company's net revenues. The terms of the RSUs are governed by a Royalty Share Agreement which the company will enter into with purchasers of RSUs (and each RSU represents a fractional interest of the rights applicable to purchasers under the Royalty Share Agreement). RSUs entitle holders to quarterly payments based on their proportional percentage of the total RSUs issued, with payments determined by the company's net revenues after expenses. RSUs are not equity interests, and purchasers will not gain any ownership in the company or its project, nor will they have membership, voting, or management rights with respect to the company by virtue of owning RSUs.

The company will begin payments the quarter following the closing of the offering, subject to net revenues being available. The RSUs will continue to generate payments until the company distributes 120% of the purchaser's investment. After this threshold, future payments will be made at a reduced collective rate of 37.5% for all holders of RSUs, pro rata according to the proportion of RSUs held by an individual RSU holder as compared to the total amount of outstanding RSUs. Special payments may be made at the company's discretion, and a service fee will apply to all payments.

By way of example, if 1,000,000 RSUs are sold to investors in this offering and the company does not raise any additional financing through sale of RSUs by means other than this offering during the course of this offering, the company anticipates there will be a total of 1,500,000 RSUs issued and outstanding at the end of this offering. All RSU holders (which include Investors in this offering) will receive 100% of all net revenues generated by the company until $1,200,000 is paid back to investors in this offering, and $600,000 is repaid to other RSU holders. Thereafter, 37.5% of all net revenues of the company will be split between all RSU holders. At that point, if $10,000 is generated in a particular quarter, a total of $3,750 will be available for distribution to all RSU holders. RSU holders would share ratably in that amount – and investors in this offering would receive their pro-rata share of $2,500, while the other investor would receive $1,250. (*Note – the company may issue additional RSUs at its discretion after this offering).*

The foregoing description of the RSUs are qualified by reference to the full text of the RSU, which is filed as an Exhibit to this Form C Offering Memorandum.

To date, the company has sold $250,000 worth of RSUs to Plex in an exempt private placement offering.

Membership Interests of the Company

For the avoidance of doubt – investors will not become members of the company by purchasing RSUs in this offering.

Voting and Management Rights
Each holder of membership interests have the right and power to vote on all matters with respect to which the Certificate of Formation, Operating Agreement, or the Delaware Limited Liability Company Act requires or permits. Additionally, the members have exclusive and complete authority and discretion to manage the operations and affairs of the company and to make all decisions regarding the business of the company.

Distributions
Distributions shall be made to the members at the times and in the amounts determined by the members.

Right to Receive Liquidation Distributions
In the event of the company's liquidation, dissolution, or winding up, holders of membership interests will be entitled to share ratably in the net assets legally available for distribution after the payment of all of the company's debts and other liabilities.

What it Means to be a Minority Holder
As an investor in RSUs of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities sold pursuant to Regulation CF can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Any securities sold in reliance on Regulation D will be restricted, as noted in the Risk Factors above, and may only be sold pursuant to registration under the Securities Act or in reliance on an available exemption therefrom.

Transfer Agent

The company has selected KoreConX, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities.

DILUTION

The RSUs that investors are purchasing in this offering do not provide equity ownership in the company, and therefore investors will not experience "dilution" in the traditional sense. However, investors will be entitled to a proportionate share of the net revenues based on the amount RSUs purchased divided by the total amount of RSUs issued – as such, the more RSUs that are issued, the smaller the proportionate share of revenues each individual RSU unit will represent.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The company determined the price of its RSUs internally based on its own internal evaluation current market conditions, as well as its estimation of the value of the "Room for Rent" series once it is complete.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company has not filed annual reports to date. The company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's website at https://roomforrent.creatorcut-projects.com/

The company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

ANDES CAPITAL'S INVESTING PROCESS

Investment Confirmation Process: In order to purchase the RSUs, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary (i.e. Andes Capital), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their RSUs indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Facilitator (North Capital Private Securities Corporation) until the Target Offering Amount has been met or exceeded, and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive RSUs in exchange for his or her investment.

The company will notify Investors when the Target Amount has been reached. If the company reaches the Target Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors, and (iii) the company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here at www.roomforrent.creatorcut-projects.com.

Exhibits

EXHIBITS

Each of the following exhibits are filed on EDGAR:

Exhibit A: Certificate of Formation of the Company

Exhibit B. Financial Statements

Exhibit C. Subscription Agreement and Royalty Share Agreement

Exhibit D. Offering Page of the Company

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this Form C/A to be signed on its behalf by the undersigned, thereunto duly authorized.

PBGM RFR Productions LLC
By: PBGM Productions LLC, its sole member

By: */s/ Brennan McNicholl*
Name: Brennan McNichol
Title: Member
Date: December 17, 2024

Pursuant to the requirements of Regulation Crowdfunding, this Form C/A has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: */s/ Preston Garcia*
Name: Preston Garcia
Title: Member
Date: December 17, 2024